

April 1, 2013

Via E-mail
Thomas B. Mangas
CFO
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, Pennsylvania 17603

>   **Re: Armstrong World Industries, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 27, 2013**
>   **Response dated March 6, 2013**
>   **File No. 1-2116**

Dear Mr. Mangas:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have also reviewed your response letter dated March 6, 2013, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Critical Accounting Estimates, page 23

1.   We note your response to comment 1 in our letter dated February 19, 2013. Please provide us with a more comprehensive discussion and analysis of the specific positive and negative factors you considered when determining that the US foreign tax credit carryforwards deferred tax asset is realizable as of December 31, 2012. In this regard, we note two significant negative factors: (a) your history of US foreign tax credit carryforward expirations and (b) your decision to permanently reinvest unremitted foreign earnings during fiscal year 2011. Please confirm to us that you will include disclosure in your March 2013 Form 10-Q that provides investors with all of the material positive and negative factors that can impact the realization of these deferred tax assets. As part of your response, please provide us with a schedule that demonstrates the

anticipated utilization of the US foreign tax credit carryforwards deferred tax asset as of December 31, 2012. For each year, the schedule should separately presented each type of foreign source income net of apportioned expense (i.e., export sales, royalty income, Subpart F income, et cetera) and the recharacterization of any domestic source income into foreign source income. We note your disclosure on page 27 that you need to generate $340.4 million of federal taxable income, but only $53 million needs to be derived from foreign source income to fully utilize the foreign tax credits before they expire. For each year, the schedule should also include the assumed tax rate, the amount of taxable income, the amount of US foreign tax credit carryforwards that will be realized, and the amount and dates the US foreign tax credit carryforwards expire.

2.   If the realizability of a material portion of your US foreign tax credit carryforwards deferred tax asset is based on your ability to recharacterize domestic source income to foreign source income in future periods, please provide us with the specific tax code reference and a detailed discussion of the tax code that allows you to recharacterize domestic source income to foreign source income. Please also provide us with your legal basis for concluding that it is more likely than not that you comply with the referenced tax code and will be able to recharacterize domestic source income to foreign source income. Please tell us if you are aware of any rulings by the IRS or the courts that may call into question your ability to recharacterize domestic source income to foreign source income.

3.   In your March 2013 Form 10-Q, please provide investors with the following additional information to allow them to better understand the realizability of your US foreign tax credit carryforwards:
   - Explain the factors that could result in less Subpart F income than you estimate from the Chinese procurement subsidiary.
   - Explain the factors that could result in you not being able to recharacterize domestic source income to foreign source income.
   - Clarify why you only need to generate $53 million of foreign source income when you have $119.1 million of US foreign tax credit carryforwards deferred tax assets that are required to be utilized between 2013 and 2022.
   - Disclose the amount of US foreign tax credit carryforwards deferred tax assets that expire within the next year.

   Please provide us with the disclosures you intend to include in your next Form 10-Q in response to this comment.

Results of Operations, page 27

4.   We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to pension and post-retirement adjustments stemming from the actuarial losses for your US and non-US pension plans. As such, please provide a comprehensive discussion and analysis of the adjustments and the impact to total comprehensive income for each period presented in future filings. Your disclosure should clearly explain to investors the material factors that

are driving the losses recognized that caused, for example, net earnings for fiscal year 2012 of $131.3 million to decline to total comprehensive income of $74.9 million.

Contractual Obligations, page 36

5.   As previously requested in comment 3 in our letter dated December 18, 2012, please revise your contractual obligations table to provide information in the table or in the footnotes to the table that will allow an investor to understand the amount of your postretirement obligations and the timing of the expected contributions in addition to your pension obligations. While we understand that there may be uncertainty that can affect the determination of future minimum statutory funding requirements and expected contributions, it may be possible to develop estimates based on conditions that exist at the balance sheet date. In this regard, you would need to disclose the factors that could affect the estimates of the expected contributions. We note the $23.3 million of expected 2013 contributions disclosed on page 76. Please refer to Item 303(a)(5) of Regulation S-K for guidance.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, for

Terence O'Brien
Accounting Branch Chief